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Exhibit 99.2

Interim Management's Discussion and Analysis for the first fiscal quarter ended March 31, 2009

Management's Discussion and Analysis
April 22, 2009

This Management's Discussion and Analysis (MD&A) contains forward-looking information based on certain expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. For information on material risk factors and assumptions underlying our forward-looking information, see page 19.

This MD&A should be read in conjunction with our March 31, 2009 unaudited interim consolidated financial statements and notes. Readers should also refer to our MD&A on pages 6 to 42 of our 2008 Annual Report and to our Annual Information Form (AIF) dated March 2, 2009. All financial information is reported in Canadian dollars (Cdn$) and in accordance with Canadian generally accepted accounting principles (GAAP) unless noted otherwise. The financial measures: cash flow from operations, return on capital employed (ROCE) and cash and total operating costs per barrel referred to in this MD&A are not prescribed by GAAP and are outlined and reconciled in Non-GAAP Financial Measures on page 40 of our 2008 Annual Report, and page 17 of this MD&A.

Certain amounts in prior years have been reclassified to enable comparison with the current year's presentation.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (mcf) of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

References to "we," "our," "us," "Suncor," or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint venture investments, unless the context otherwise requires.

The tables and charts in this document form an integral part of this MD&A.

Additional information about Suncor filed with Canadian securities commissions and the United States Securities and Exchange Commission (SEC), including periodic quarterly and annual reports and the AIF filed with the SEC under cover of Form 40-F, is available on-line at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form a part of this MD&A and is not incorporated into the MD&A by reference.

The information in this MD&A does not assume the completion of the merger between Suncor and Petro-Canada, and forward-looking information is presented for Suncor on a stand alone basis.

Selected Financial Information

Industry Indicators	Three months ended March 31
(average for the period)	2009	2008

West Texas Intermediate (WTI) crude oil US$/barrel at Cushing	43.10	97.90
Canadian 0.3% par crude oil Cdn$/barrel at Edmonton	50.10	98.25
Light/heavy crude oil differential US$/barrel WTI at Cushing less Western Canadian Select at Hardisty	8.95	21.55
Natural Gas US$/mcf at Henry Hub	4.75	8.10
Natural Gas (Alberta spot) Cdn$/mcf at AECO	5.65	7.15
New York Harbour 3-2-1 crack (1) US$/barrel	9.85	8.75
Exchange rate: US$/Cdn$	0.80	1.00

(1)
New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate. It is calculated by taking two times the New York Harbour gasoline margin plus one times the New York Harbour distillate margin and dividing by three.

             Suncor Energy Inc.
 004    2009 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Outstanding Share Data (at March 31, 2009)

Common shares	936 687 415
Common share options – total	46 619 637
Common share options – exercisable	26 344 268

Summary of Quarterly Results

	2009 Three months ended	2008 Three months ended				2007 Three months ended
($ millions, except per share)	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30

Revenues	4 814	7 196	8 946	7 959	5 988	5 185	4 802	4 525
Net earnings (loss)	(189)	(215)	815	829	708	1 042	627	738

Net earnings (loss) per common share
Basic	(0.20)	(0.24)	0.87	0.89	0.77	1.12	0.68	0.80
Diluted	(0.20)	(0.24)	0.86	0.87	0.75	1.10	0.66	0.78

Analysis of Consolidated Statements of Earnings and Cash Flows

Net loss for the first quarter of 2009 was $189 million, compared to net earnings of $708 million for the first quarter of 2008. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, mark-to-market accounting losses on commodity derivatives, and costs related to start-up or deferral of growth projects, first quarter 2009 earnings were $227 million ($0.24 per common share), compared to $805 million ($0.87 per common share) in the first quarter of 2008.

The decrease in earnings was primarily due to lower price realizations, as benchmark commodity prices were significantly weaker in the first quarter of 2009 compared to the same period in 2008. This was partially offset by increased margins in our downstream business segment and reduced oil sands royalty expenses.

Cash flow from operations in the first quarter of 2009 was $479 million, compared to $1.161 billion in the same period of 2008. The decrease was due primarily to the same factors that impacted earnings.

Our effective tax rate for the first quarter of 2009 was 22%, compared to 30% in the first quarter of 2008. The lower effective tax rate in the first quarter of 2009 is primarily a result of our losses in the quarter. During the first three months of 2009, we recorded $90 million in current income tax expense compared to $156 million in the first three months of 2008 (see page 10 for a more detailed discussion).

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 First Quarter    005

Net Earnings Components

This table explains some of the factors impacting net earnings on an after-tax basis. For comparability purposes, readers should rely on the reported net earnings presented in our unaudited interim consolidated financial statements and notes in accordance with Canadian GAAP.

Three months ended March 31
($ millions, after-tax)	2009	2008

Earnings before the following items:	227	805
Mark-to-market accounting loss on commodity derivatives	(132)	(17)
Costs related to deferral of growth projects	(125)	—
Unrealized foreign exchange loss on U.S. dollar denominated long-term debt	(148)	(75)
Project start-up costs	(11)	(5)

Net earnings as reported	(189)	708

 Analysis of Segmented Earnings and Cash Flows

Oil Sands

Oil sands recorded a net loss of $110 million in the first quarter of 2009, compared with net earnings of $695 million in the first quarter of 2008. Excluding the impact of mark-to-market accounting losses on commodity derivatives, and costs related to start-up or deferral of growth projects, earnings for the first quarter of 2009 were $158 million, compared to $717 million in the first quarter of 2008. Earnings decreased primarily as a result of lower average price realizations for oil sands crude products, partially offset by reduced royalty expenses.

The decrease in price realizations reflects significantly lower benchmark WTI crude oil prices and a decreased premium to WTI for our sweet crude blends, partially offset by the weaker Canadian dollar and a smaller discount to WTI for our sour crude blends.

Purchases of crude oil and products were $62 million in the first quarter of 2009, compared to $47 million in the first quarter of 2008. The increase was primarily a result of purchases of product to facilitate bitumen sales. This increase was partially offset by a reduction in purchases of third-party bitumen, which had been higher in the first quarter of 2008 as a result of regulatory requirements that capped our in-situ production.

Operating expenses were $909 million in the first quarter of 2009, compared to $717 million in the first quarter of 2008. The increase was due primarily to costs resulting from deferring growth projects and putting them into "safe mode" as a result of current economic conditions. Safe mode is defined as the costs of deferring the projects and keeping the equipment and facilities in a safe manner in order to expedite remobilization. In addition, operating expenses increased partly due to a combination of higher maintenance expenses which resulted from efforts to improve reliability and an increase in size of our mining fleet, as well as increased employee costs and higher contract mining costs. These factors were partially offset by lower energy input costs.

Depreciation, depletion and amortization (DD&A) expense was $183 million in the first quarter of 2009, compared to $129 million during the same period in 2008. The increase resulted from continued growth in the depreciable cost base for our oil sands facilities.

Alberta Crown royalty expense was $8 million in the first quarter of 2009, compared to $282 million in the first quarter of 2008. The lower expense was due to a significant decrease in price realizations in the quarter, causing royalty-eligible operating costs and capital expenditures (C)

             Suncor Energy Inc.
 006    2009 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com to exceed revenues related to bitumen less related transportation costs (R). As a result, royalties were paid on 1% of R instead of 25% of R minus C. In addition, effective January 1, 2009, revenues from our base mine operations are now based on bitumen values (previously based on synthetic crude oil) with a corresponding exclusion of upgrading costs from royalty eligibility. For a further discussion of Crown royalties, see page 8.

Cash flow from operations was $179 million in the first quarter of 2009, compared to $910 million in the first quarter of 2008. Excluding the impact of DD&A, the decrease was due primarily to the same factors that impacted earnings.

Oil sands production was 278,000 barrels per day (bpd) in the first quarter of 2009, compared to 248,000 bpd during the first quarter of 2008. In addition to Suncor's proprietary production of sweet and sour synthetic crude oil, diesel and non-upgraded bitumen sold directly to the market, which had been lower in the first quarter of 2008 primarily due to a regulatory cap on Firebag production, reported production also includes products derived from bitumen received from Petro-Canada for processing on a fee-for-service basis. This processing arrangement with Petro-Canada became effective on January 1, 2009.

Sales volumes during the first quarter of 2009 averaged 243,400 bpd, compared with 245,100 bpd during the first quarter of 2008. With improved operational reliability, the proportion of higher value diesel fuel and sweet crude products increased to 54% of total sales volumes in the first quarter of 2009, compared to 51% in the first quarter of 2008.

The average price realization for oil sands crude products decreased to $57.97 per barrel in the first quarter of 2009, compared to $96.16 per barrel in the first quarter of 2008. A significant decrease in the average benchmark WTI crude oil price of about 56% and a decreased premium to WTI on our sweet crude blends were partially offset by a smaller discount to WTI for our sour crude blends and by a change in sales mix which reflected a larger portion of higher priced sweet products. In addition, the weaker Canadian dollar had a positive impact on our average price realization, as we received higher revenues for our production sold based on U.S. dollar benchmark prices.

During the first quarter of 2009, cash operating costs averaged $33.70 per barrel, compared to $31.55 per barrel during the first quarter of 2008. The increase in cash operating costs per barrel was primarily due to an increase in operational expenses, partially offset by lower energy input costs and reduced third-party bitumen purchases. Cash operating costs per barrel does not include costs related to deferral of growth projects. Refer to page 17 for further details on cash operating costs as a non-GAAP financial measure, including the calculation and reconciliation to GAAP measures.

Oil Sands Growth Update

Construction of the Firebag sulphur plant, previously targeted for completion in the second quarter of 2009, is now scheduled for completion early in the third quarter of 2009, with the delay due to the delivery schedule of modules from key vendors. The project cost is expected to exceed the upper end of the original cost range (approximately $375 million) with a final estimated cost in excess of $400 million as a result of the increased cost of major equipment. When complete, the plant is expected to support sulphur emissions reductions for existing and planned in-situ developments.

In addition, the company is nearing completion of its Steepbank extraction plant. Located on the east side of the Athabasca River, this plant, which is targeted for completion in the third quarter of 2009, is expected to provide improved reliability and productivity for the company's oil sands assets.

In response to current market uncertainty, we announced an update to our Voyageur program schedule on January 20, 2009. A revised capital budget has deferred the company's growth projects. We do not anticipate an update to growth project plans until after the close of the proposed merger with Petro-Canada. At that time, all capital projects from both companies are expected to be reviewed with a view to directing capital investment toward projects with the strongest near-term cash flow potential, highest anticipated return on capital and lowest risk.

For an update on our significant capital projects currently in progress see page 11.

As a result of placing the company's projects into safe mode, pretax costs of $175 million were incurred in the first quarter of 2009. These costs are expected to total between $400 million and $500 million on a pretax basis in 2009.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 First Quarter    007

Oil Sands Crown Royalties

For a description of the Alberta Crown royalty regimes in effect for our oil sands operations, see page 15 of our 2008 Annual Report.

The following table sets forth our estimates of royalties in the years 2009 through 2013, and certain assumptions on which we have based our estimates.

WTI Price/bbl US$	40	50	60

Natural gas (Alberta spot) Cdn$/mcf at AECO	6.50	7.00	7.50

Light/heavy oil differential of WTI at Cushing less Maya at the U.S. Gulf Coast US$	8.00	9.00	11.00

Differential of Maya at the U.S. Gulf Coast less Western Canadian Select at Hardisty, Alberta US$	7.00	7.00	7.00

US$/Cdn$ exchange rate	0.75	0.80	0.85

Crown Royalty Expense (based on percentage of total oil sands revenue)%
2009 – Bitumen (mining old rates – 25% and 1% min; in-situ new rates (1))	1	1	1
2010 to 2013 – Bitumen (new rates – with limits for mining only (1))	1	1	1-5

(1)
Oil Sands royalty rates – see page 15 of our 2008 Annual Report.

The previous table contains forward-looking information and users of this information are cautioned that actual Crown royalty expense may vary from the percentages disclosed in the table. The percentages disclosed in the table were developed using the following assumptions: current agreements with the government of Alberta, royalty rates and other changes enacted effective January 1, 2009 by the government of Alberta, current forecasts of production, capital and operating costs, and the forward estimates of commodity prices and exchange rates described in the table.

The following material risk factors could cause actual royalty rates to differ materially from the rates contained in the foregoing table:

(i)
The government has enacted new Bitumen Valuation Methodology regulations as part of the implementation of the New Royalty Framework effective January 1, 2009. While the interim bitumen valuation methodology in 2009 has been enacted, the permanent valuation methodology for 2010 has yet to be finalized. For our mining operations, the bitumen valuation methodology is based on our interpretation of the terms of our January 2008 Royalty Amending Agreement. That agreement places certain limitations on the bitumen valuation methodology as recently enacted. If our interpretations of these limitations changes, this could impact the royalties payable to the Crown.

(ii)
The government enacted new Allowed Cost regulations as part of the implementation of the New Royalty Framework effective January 1, 2009. Further clarification of some Allowed Cost business rules is still expected. The terms of our January 2008 Royalty Amending Agreement shelter us through 2015 from the impact of many of these changes for our mining operations. In addition, since our in-situ operations are forecast to remain in pre-payout royalty for the near term, the changes in the Allowed Cost regulations will not have a near term impact on our payment of royalties. However, potential changes and the interpretation of the Allowed Cost regulations could, over time, have a significant impact on our calculation of royalties.

(iii)
Changes in crude oil and natural gas pricing, production volumes, foreign exchange rates, and capital and operating costs for each oil sands project; changes resulting from regulatory audits of prior year filings; further changes to applicable royalty regimes by the government of Alberta; changes in other legislation and the occurrence of unexpected events all have the potential to have an impact on royalties payable to the Crown.

For further information on risk factors related to royalty rates, please see page 42 of Suncor's AIF dated March 2, 2009.

             Suncor Energy Inc.
 008    2009 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Natural Gas

Our natural gas business recorded a net loss of $10 million in the first quarter of 2009, compared with net earnings of $19 million during the first quarter of 2008. The net loss was primarily the result of lower revenues that resulted from lower commodity prices and decreased production. These factors were partially offset by decreased royalties resulting from the lower revenues.

Cash flow from operations for the first quarter of 2009 was $55 million, compared to $82 million in the first quarter of 2008. The decrease was primarily due to the same factors affecting net earnings.

Natural gas and liquids production in the first quarter of 2009 was 219 million cubic feet equivalent (mmcfe) per day, compared to 229 mmcfe per day in the first quarter of 2008. The lower production compared to the prior year was primarily due to natural reservoir production declines. Our 2009 planned production of 210 mmcfe/day (+5%/-5%) offsets Suncor's projected purchases for internal consumption at our oil sands operations.

Realized natural gas prices in the first quarter of 2009 were $5.63 per thousand cubic feet (mcf), compared to $7.30 per mcf in the first quarter of 2008, reflecting lower benchmark prices.

Refining and Marketing

Refining and marketing recorded 2009 first quarter net earnings of $150 million, compared to net earnings of $95 million in the first quarter of 2008. The increase in net earnings primarily resulted from higher gasoline and asphalt margins. Earnings were also positively impacted by an increase in refined product sales over the first quarter of 2008 (when production was negatively impacted by the loss of third-party hydrogen supply at our Sarnia refinery and planned maintenance at our Commerce City refinery).

Energy trading activities resulted in net pretax earnings of $49 million in the first quarter of 2009, compared to $28 million in the first quarter of 2008. This was due to an increase in earnings on our crude trading activities.

Cash flow from operations was $255 million in the first quarter of 2009, compared to $190 million in the first quarter of 2008. Cash flow from operations increased primarily due to the same factors affecting net earnings.

The observed performance of our Sarnia refinery in 2008, after completion of our diesel desulphurization and oil sands integration project in 2007, has enabled us to upwardly revise our nameplate capacity to 85,000 bpd from the previously disclosed 70,000 bpd. Effective January 1, 2009, refinery utilization has been calculated using the new capacity. The Commerce City refining capacity has also been increased to 93,000 bpd from 90,000 bpd effective January 1, 2009. During the first quarter of 2009, average daily crude input was 160,400 bpd (90% utilization) compared to 144,700 bpd (90% utilization) in the first quarter of 2008. The average daily crude input was lower in the first quarter of 2008 due to the loss of third-party hydrogen supply at the Sarnia refinery and planned maintenance at the Commerce City refinery.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 First Quarter    009

Corporate and Eliminations

After-tax net corporate expense was $219 million in the first quarter of 2009, compared to $101 million in the first quarter of 2008. Excluding the impact of group elimination entries, after-tax net corporate expense was $208 million in the first quarter of 2009 ($73 million in the first quarter of 2008). Expense increased mainly due to larger unrealized foreign exchange losses on our U.S. dollar denominated long-term debt, as the amount by which the U.S. dollar strengthened against the Canadian dollar was greater during the first quarter of 2009. After-tax unrealized foreign exchange losses on U.S. dollar denominated long-term debt were $148 million in the first quarter of 2009 compared to losses of $75 million in the first quarter of 2008. Net corporate expense also increased due to higher net interest expense in the first quarter of 2009, as the company expensed $64 million of interest costs that can no longer be capitalized while the growth projects are in safe mode.

Breakdown of Net Corporate Expense

Three months ended March 31 ($ millions)	2009	2008

Corporate expense	(208)	(73)
Group eliminations	(11)	(28)

Total	(219)	(101)

Cash used in operations was $10 million in the first quarter of 2009, compared to $21 million in the first quarter of 2008.

Cash Income Taxes

We estimate we will have cash income taxes of approximately $350 million to $450 million during 2009. Cash income taxes are sensitive to crude oil and natural gas commodity price volatility and the timing of deductibility of capital expenditures for income tax purposes, among other things. This estimate is based on the following assumptions: current forecasts of production, capital and operating costs and the commodity prices and exchange rates described in the royalty estimate table on page 8, assuming there are no changes to the current income tax regime. Our outlook on cash income tax is a forward looking statement and users of this information are cautioned that actual cash income taxes may vary materially from our outlook.

Analysis of Financial Condition and Liquidity

The current economic environment has impacted Suncor through both reduced price realizations and higher interest rates on future borrowings. As a result of the current market uncertainty, on January 20, 2009, we announced a reduction to our 2009 planned capital spending.

Our capital resources consist primarily of cash flow from operations and available lines of credit. We believe we will have the capital resources to fund our 2009 capital spending program of $3 billion and to meet current working capital requirements through cash flow from operations and our committed credit facilities, assuming production of 300,000 bpd and a WTI price of US$40/bbl. Our cash flow from operations depends on a number of factors, including commodity prices, production/sales levels, downstream margins, operating expenses, taxes, royalties, and US$/Cdn$ exchange rates. If additional capital is required, we believe adequate additional financing will be available in the debt capital markets at commercial terms and rates (which are currently higher than in 2008).

To provide an additional element of security to our cash flow from operations, we have entered into crude oil hedge contracts that provide us with an equivalent WTI floor price of about US$53.50 for approximately 180,000 bpd of production in 2009. For the full year 2010, we have crude oil hedges for approximately 50,000 bpd at an equivalent WTI floor price of US$50.00 per barrel and a ceiling price of approximately US$68.00 per barrel.

In addition, we are closely managing our operational spending, including a freeze on discretionary salary increases as well as implementation of a variety of cost-cutting measures throughout the company.

Management of debt levels continues to be a priority given our long-term growth plans. We believe a phased and flexible approach to existing and future growth projects should assist us in maintaining our ability to manage project costs and debt levels. At March 31, 2009, our net debt (short and long-term debt less cash and cash equivalents) was $8.638 billion, compared to $7.226 billion at December 31, 2008. The increase in debt levels was primarily a result of capital expenditures during the quarter. Undrawn lines of credit at March 31, 2009 were approximately $1.9 billion.

             Suncor Energy Inc.
 010    2009 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Interest expense on debt continues to be influenced by the composition of our debt portfolio, and we are currently benefiting from short-term floating interest rates which remain at historically low levels. To manage fixed versus floating rate exposure, we have entered into interest rate swaps with investment grade counterparties. At March 31, 2009, we had $200 million of fixed-rate to floating-rate interest swaps (December 31, 2008 – $200 million).

We are subject to financial and operating covenants related to our public market and bank debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. We are in compliance with our financial covenant that requires consolidated debt to not be more than 65% of our total capitalization. At March 31, 2009, our consolidated debt to total capitalization was 39% (where consolidated debt is short-term debt plus long-term debt, and total capitalization is consolidated debt plus shareholders' equity). We are also in compliance with all operating covenants.

Excluding cash and cash equivalents, short-term debt and future income taxes, Suncor had an operating working capital deficiency of $233 million at the end of the first quarter of 2009, compared to a deficiency of $347 million at the end of the first quarter of 2008. The reduction in the deficiency was due primarily to an increase in our income taxes receivable account related to the timing of installment payments.

The preceding paragraphs contain forward-looking information regarding our liquidity and capital resources and users of this information are cautioned that our actual liquidity and capital resources may vary from our expectations.

Significant Capital Project Update

With the deferral of the company's growth projects and the reduction of capital spending announced on January 20, 2009, construction on the Voyageur upgrader and Firebag in-situ facilities is being wound down and the projects placed into safe mode pending resumption of expansion work. At this time, construction restart and completion targets for these projects, and start up and completion targets for other expansion projects, have not been determined. We do not anticipate any update to our growth project plans until after the completion of the proposed merger with Petro-Canada. For a summary of progress on the projects placed into safe mode, please see page 14 of our 2008 Annual Report.

A summary of the progress on our significant projects currently under construction is provided below. All projects listed below have received Board of Director approval. The estimates and target completion dates do not include project commissioning and start-up.

		Cost					% complete		Target
Project	Plan	Estimate $ millions	(1)	Estimate % Accuracy	(1)	Spent to date	Overall engineering	Construction	completion date

Firebag sulphur plant(2)	Support emission abatement plan at Firebag; capacity to support Stages 1-6	404		+5/–1		320	98	60	Q3 2009

Steepbank extraction plant	New location and technologies aimed at improving operational performance	850		+10/–10		795	100	80	Q3 2009

(1)
Cost estimates and estimate accuracy reflect budgets approved or expected to be approved by Suncor's Board of Directors.

(2)
Cost estimate revised to $404 million +5/-1% (previously $340 million +10/-10%) and target completion date revised to Q3 2009 (previously Q2 2009).

The preceding paragraphs and table contain forward-looking information and users of this information are cautioned that the actual timing, amount of the final capital expenditures and expected results, including target completion dates, for each of these projects may vary from the plans disclosed in the table. For a list of the material risk factors that could cause actual timing, amount of the final capital expenditures and expected results to differ materially from those contained in the previous table, please see page 19 of our 2008 Annual Report. For additional information on risks, uncertainties and other factors that could cause actual results to differ, please see page 19.

The material factors used to develop target completion dates and cost estimates are: current capital spending plans, the current status of procurement, design and engineering phases of the project; updates from third parties on delivery of goods and services associated with the project; and estimates from major projects teams on completion of future phases of the project. We have assumed that commitments from third parties will be honoured and that material delays and increased costs related to the risk factors referred to above will not be encountered.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 First Quarter    011

Derivative Financial Instruments

We periodically enter into derivative contracts such as forwards, futures, swaps, options and costless collars to hedge against the potential adverse impact of changing market prices due to changes in the underlying indices.

We have estimated fair values of derivative financial instruments by assessing available market information and appropriate valuation methodologies based on industry-accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

Derivative contracts are required to be recorded on the balance sheet at fair value. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in other comprehensive income and are recognized in net earnings when the hedged item is recognized. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in net earnings. Ineffective portions of changes in the fair value of hedging instruments are recognized in net earnings immediately for both cash flow and fair value hedges.

Suncor also periodically enters into derivative financial instruments that either do not qualify for hedge accounting treatment or that Suncor has not elected to document as part of a qualifying hedge relationship. These financial instruments are accounted for using the mark-to-market method, with any changes in fair value immediately recognized in earnings.

Commodity and Treasury Hedging Activities

The company has hedged a portion of its forecasted U.S. dollar denominated sales subject to U.S. dollar West Texas Intermediate (WTI) price risk. In February 2009, we entered into crude oil hedges for approximately 125,000 barrels per day (bpd) of production from February 1 through December 31, 2009. These volumes are in addition to previously reported options to sell 55,000 bpd at an equivalent WTI floor price of US$60.00 per barrel from January 1 to December 31, 2009. The combination of the previous options and new fixed-price hedges provide Suncor with an equivalent WTI floor price of about US$53.50 for approximately 180,000 bpd of production in 2009.

For the full year 2010, we have entered into crude oil hedges for approximately 50,000 bpd at an equivalent WTI floor price of US$50.00 per barrel and a ceiling price of approximately US$68.00 per barrel. This program replaces previously reported 2010 options to sell 55,000 bpd at an equivalent WTI floor price of US$60.00, which was effectively exited by selling similar contracts for gross pretax proceeds to Suncor of approximately $250 million.

These contracts have not been designated for hedge accounting, and as such, any fair value changes on these contracts are recognized in net earnings each period.

In addition to our strategic crude oil hedging program, Suncor uses derivative contracts to hedge risks related to purchases and sales of natural gas and refined products, and to hedge risks specific to individual transactions.

Settlement of our commodity hedging contracts results in cash receipts or payments for the difference between the derivative contract and market rates for the applicable volumes hedged during the contract term. For accounting purposes, amounts received or paid on settlement are recorded as part of the related hedged sales or purchase transactions.

We periodically enter into interest rate swap contracts as part of our strategy to manage exposure to interest rates. The interest rate swap contracts involve an exchange of floating rate and fixed rate interest payments between ourselves and investment grade counterparties. The differentials on the exchange of periodic interest payments are recognized as an adjustment to interest expense. We have recently entered into foreign exchange forward contracts to fix the Canadian dollar value we will receive on future sales of crude oil. Amounts received or paid on settlement will be recorded as part of the related hedged sales transactions.

The company also manages variability in market interest rates and foreign exchange rates during periods of debt issuance through the use of interest rate swaps and foreign exchange forward contracts.

             Suncor Energy Inc.
 012    2009 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Significant commodity contracts outstanding at March 31, 2009 were as follows:

Crude oil	Quantity (bpd	)	Price (US$/bbl)	(1)	Revenue Hedged (Cdn$ millions)	(2)	Hedge Period	(3)

Purchased puts	55 000		60.00		1 144		2009
Fixed price	126 575		50.68		2 223		2009
Purchased puts	55 000		60.00		1 518		2010
Sold puts	54 753		60.00		(1 511)		2010
Collars – floor	50 041		50.00		1 151		2010
Collars – cap	49 986		68.06		1 565		2010

(1)
Price for crude oil contracts is US$ WTI per barrel at Cushing, Oklahoma.

(2)
The revenue hedged is translated to Cdn$ at the March 31, 2009 month-end rate and is subject to change as the US$/Cdn$ exchange rate fluctuates during the hedge period.

(3)
Original hedge term is for full year.

The net earnings impact associated with our commodity and treasury hedging activities in the first quarter of 2009 was a pretax loss of $220 million, compared to a pretax loss of $13 million in the first quarter of 2008.

A reconciliation of changes in accumulated other comprehensive income (AOCI) attributable to derivative hedging activities for the three month periods ending March 31 is as follows:

($ millions)	2009	2008

AOCI attributable to derivative hedging activities, beginning of the period, net of income taxes of $5 (2008 – $4)	13	13
Current period net changes arising from cash flow hedges, net of income taxes of $nil (2008 – $2)	—	(7)
Net unrealized hedging losses (gains) at the beginning of the year reclassified to earnings during the period, net of income taxes of $nil (2008 – $nil)	2	1

AOCI attributable to derivative hedging activities, at March 31, net of income taxes of $5 (2008 – $2)	15	7

Energy Trading Activities

In addition to derivative contracts used for hedging activities, Suncor uses physical and financial energy derivatives to earn trading revenues. These energy contracts are comprised of crude oil, natural gas and refined products derivative contracts. The results of these trading activities are reported as energy trading revenues and expenses in the Consolidated Statements of Earnings and Comprehensive Income. The net pretax earnings associated with our energy trading activities in the first quarter of 2009 were $49 million (2008 – $28 million).

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 First Quarter    013

Fair Value of Derivative Financial Instruments

The fair value of derivative financial instruments is the estimated amount we would receive (pay) to terminate the contracts. Such amounts, which also represent the unrealized gain (loss) on the contracts, were as follows:

($ millions)	March 31 2009	December 31 2008

Derivative financial instruments accounted for as hedges
Assets	21	24
Liabilities	(8)	(13)
Derivative financial instruments not accounted for as hedges
Assets	462	635
Liabilities	(497)	(14)

Net derivative financial instruments	(22)	632

Risks Associated with Derivative Financial Instruments

Our strategic crude oil hedging program is subject to periodic management reviews to determine appropriate hedge requirements in light of our tolerance for exposure to market volatility as well as the need for stable cash flow to finance future growth.

We may be exposed to certain losses in the event that the counterparties to derivative financial instruments are unable to meet the terms of the contracts. We minimize this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Our exposure is limited to those counterparties holding derivative contracts with net positive fair values at the reporting date.

Energy marketing and trading activities, by their nature, can result in volatile and large positive or negative fluctuations in earnings. A separate risk management function reviews and monitors practices and policies and provides independent verification and valuation of these activities.

Environmental Regulation and Risk

At our in-situ operations, high emissions in 2007 resulted in intervention by both Alberta Environment and the Alberta Energy and Utilities Board (now known as the Energy Resources Conservation Board). The production cap, which limited production to 42,000 bpd, was lifted in the third quarter of 2008. On April 4, 2009, Suncor appeared in court on charges related to the Firebag emissions control facilities as well as waste water discharge exceedance at its Millennium Lodge residential camp. The company was fined $675,000 and $175,000, respectively, for which Suncor, the Crown and Compass Canada (the contractor involved in the waste water discharge) have submitted creative penalty proposals that would see nearly 50% of the fine directed towards environmental and conservation education programs.

In March 2009, in accordance with the Alberta government's Climate Change and Emissions Management Act, Suncor filed its compliance report for the January 1 to December 31, 2008 period. Compliance costs of approximately $5 million were met through emission performance credits generated at our cogeneration facilities, internally generated wind energy offset credits, and purchasing external offset credits.

In 2007, the Canadian federal government introduced the Clean Air Act regulatory framework, which is expected to regulate both greenhouse gas emissions and air pollutants from industrial emitters. Suncor has been engaging in the ongoing consultations on this framework. The financial impact of this proposed legislation will be dependent on the details of Clean Air Act regulations, which were expected to be released by the end of 2008. Now that the Canadian federal government has committed to implement a North American cap and trade system with the United States, it is not certain that the Clean Air Act framework, in its current form, will be implemented.

The Ontario provincial and Colorado state governments are also in various stages of developing greenhouse gas management legislation and regulation. At this time, no such legislation has been tabled in these jurisdictions and any potential impacts are unknown.

             Suncor Energy Inc.
 014    2009 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

There remains uncertainty around the outcome and impacts of climate change and other environmental regulations. Depending on the scope of any final regulations, these impacts may have an adverse effect on our operational and financial results in the future. We continue to actively work to mitigate our environmental impact, investing in renewable energy such as wind power and biofuels, accelerating land reclamation, installing new emission abatement equipment and investigating other mitigation opportunities such as carbon capture and sequestration.

In early 2009, a number of frameworks, proposals and directives were issued by the various provincial regulators that oversee oil sands development. These relate to tailings management, water use and land use to name a few. While the financial implications of such directives are yet unknown, Suncor is committed to working with the appropriate regulatory bodies as they develop new policies and to fully comply with all existing and new regulations and directives as they apply to the company's operations.

Control Environment

Based on their evaluation as of March 31, 2009, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 (the Exchange Act)) are effective to ensure that information required to be disclosed by us in reports that we file or submit to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of March 31, 2009, there were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) – 15d-15(f)) that occurred during the three month period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will continue to periodically evaluate our disclosure controls and procedures and internal control over financial reporting and will make any modifications from time-to-time as deemed necessary.

Based on their inherent limitations, disclosure control and procedures and internal controls over financial reporting may not prevent or detect misstatements and even those options determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Change in Accounting Policies

(a)  Goodwill and Intangible Assets

On January 1, 2009, the company retroactively adopted Canadian Institute of Chartered Accountants (CICA) Handbook section 3064 "Goodwill and Intangible Assets". This new standard replaces section 3062 "Goodwill and Other Intangible Assets" and section 3450 "Research and Development Costs", and focuses on the criteria for asset recognition in the financial statements, including those internally developed. The impact of adopting this standard resulted in a change in the classification of our deferred maintenance shutdown costs that had previously been classified within other assets and amortized over the period to the next shutdown, as follows:

Change in Consolidated Balance Sheets

($ millions, increase/(decrease))	As at March 31 2009	As at December 31 2008

Property, plant and equipment, net	522	566
Other assets	(522)	(566)

(b)  International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for publicly accountable enterprises. While IFRS uses a conceptual framework similar to Canadian GAAP there are significant differences in accounting policies that must be evaluated.

The company's IFRS conversion project began in 2008. Please see the following table for certain elements of the transition plan, and an assessment of progress. Note that the project team is working through a detailed project plan and that certain project activities and milestones could change. Further, changes in regulation or economic conditions at the date of the changeover or through the project could result in changes to the project activities communicated in the following chart.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 First Quarter    015

IFRS Conversion Project

Key Activity	Key Milestones	Status

  Financial Statement Preparation:
   – Identify differences in Canadian
      GAAP/IFRS accounting policies.
   – Select Suncor's ongoing IFRS policies.
   – Develop financial statement format.
   – Quantify effects of change in initial IFRS
disclosure and 2010 financial statements.	Senior management and steering committee sign-off for all key IFRS accounting policy choices to occur during 2009. Develop draft financial statement format to occur during 2009.
Completed the IFRS diagnostic during 2008, which involved a high level review of the major differences between Canadian GAAP and IFRS.

In-depth analysis of issues and accounting policy choices is progressing.

Training: Define and introduce appropriate level of IFRS expertise for each of the following: – Financial reporting group and operating accounting staff. – Suncor management. – Audit Committee.
Financial reporting group and operating accounting staff training to occur during 2009 as needed. Additional training will occur throughout the project as needs are reassessed.

	Suncor management and Audit Committee training scheduled to occur during 2009.	Project team expert resources have been identified to provide insights and training. Training for project team members is occurring throughout the project.

Infrastructure: Confirm that business processes and systems are IFRS compliant, including: – Program upgrades/changes. – Gathering data for disclosures.
Confirm that systems can address 2010 dual reporting requirements by 2009 and identify areas requiring change.

	Confirmation that business processes and systems are IFRS compliant will occur throughout the project.	In depth analysis of IT dual reporting solutions is underway. Currently reviewing options to address business process changes and dual reporting during 2010.

Control Environment: – For all accounting policy changes identified, assess control design and effectiveness implications. – Implement appropriate changes.	All key control and design effectiveness implications are being assessed as part of the key IFRS differences and accounting policy choices through 2009.	Analysis of control issues is underway in conjunction with review of accounting issues and policies.

  External Communications:
  Assess the effects of key IFRS related
      accounting policy and financial statement
      changes on external communications.
  In particular:
   – Confirm 2011 investor communications are
      IFRS compliant regarding guidance and
      expected earnings.
   – Monitor and update MD&A communications
      package.
   – Confirm investor relations process can
respond to IFRS-related queries.	Analyze and publish the effect of IFRS on the financial statements throughout the project.	IFRS disclosure in the MD&A will be updated throughout the project. Vice President, Investor Relations is part of the IFRS Conversion Steering Committee.

             Suncor Energy Inc.
 016    2009 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Non-GAAP Financial Measures

Certain financial measures referred to in this MD&A, namely cash flow from operations, return on capital employed (ROCE) and oil sands cash and total operating costs per barrel, are not prescribed by GAAP. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Suncor includes these non-GAAP financial measures because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor provides a detailed numerical reconciliation of ROCE on an annual basis in the company's annual MD&A, which is to be read in conjunction with the company's annual consolidated financial statements. For a summarized narrative reconciliation of ROCE calculated on a March 31, 2009 interim basis, please refer to page 36.

Cash flow from operations is expressed before changes in non-cash working capital. A reconciliation of net earnings to cash flow from operations is provided in the Schedules of Segmented Data, which are an integral part of Suncor's March 31, 2009 unaudited interim consolidated financial statements.

A reconciliation of cash flow from operations on a per common share basis is presented in the following table:

For the three months ended March 31	2009	2008

Cash flow from operations ($ millions)	479	1 161
Weighted number of shares outstanding – basic (millions of shares)	936.3	926.2
Cash flow from operations – basic ($ per share)	0.51	1.25

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 First Quarter    017

The following tables outline the reconciliation of oil sands cash and total operating costs to expenses included in the Schedules of Segmented Data in the company's financial statements.

Oil Sands Operating Costs – Total Operations

	Three months ended March 31
	2009		2008
(unaudited)	$ millions	$/barrel	$ millions	$/barrel

Operating, selling and general expenses	909		717
Natural gas costs, inventory changes, stock-based compensation, and other	3		(155)
Safe mode costs	(175)		—
Non-monetary transactions	(26)		(26)
Accretion of asset retirement obligations	27		14
Taxes other than income taxes	29		16

Cash costs	767	30.65	566	25.10
Natural gas	75	3.00	111	5.00
Purchased bitumen (excluding other reported product purchases)	1	0.05	33	1.45

Cash operating costs	843	33.70	710	31.55
Project start-up costs	16	0.65	7	0.30

Total cash operating costs	859	34.35	717	31.85
Depreciation, depletion and amortization	183	7.30	129	5.75

Total operating costs	1 042	41.65	846	37.60

Production (thousands of barrels per day)	278.0		248.0

Oil Sands Operating Costs – In-Situ Bitumen Production Only

	Three months ended March 31
	2009		2008
(unaudited)	$ millions	$/barrel	$ millions	$/barrel

Operating, selling and general expenses	65		89
Natural gas costs	(30)		(45)
Taxes other than income taxes	5		2

Cash costs	40	10.50	46	14.60
Natural gas	30	7.90	45	14.10

Cash operating costs	70	18.40	91	28.70
In-situ (Firebag) start-up costs	13	3.35	1	0.35

Total cash operating costs	83	21.75	92	29.05
Depreciation, depletion and amortization	27	7.10	21	6.75

Total operating costs	110	28.85	113	35.80

Production (thousands of barrels per day)	42.4		34.6

             Suncor Energy Inc.
 018    2009 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Notice – Forward-Looking Information

This Management's Discussion and Analysis contains certain forward-looking statements and other information that are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends.

All statements and other information that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "estimates," "plans," "scheduled," "intends," "believes," "projects," "indicates," "could," "focus," "vision," "goal," "outlook," "proposed," "target," "objective," and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them

Suncor's outlook includes a production range of +5%/-10% based on our current expectations, estimates, projections and assumptions. Uncertainties in the estimating process and the impact of future events may cause actual results to differ, in some cases materially, from our estimates. Assumptions are based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be relevant. For a description of assumptions and risk factors specifically related to the 2009 outlook, see page 3 of our first quarter 2009 report to Shareholders.

The risks, uncertainties and other factors that could influence actual results include but are not limited to, market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; availability of third-party bitumen; success of hedging strategies, maintaining a desirable debt to cash flow ratio; changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; commodity prices, interest rates and currency exchange rates; Suncor's ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects and regulatory projects (for example, the emissions reduction modifications at our Firebag in-situ development); the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor's reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, the Government of Alberta's review of the unintended consequences of the proposed Crown royalty regime, the Government of Canada's current review of greenhouse gas emission regulations); the ability and willingness of parties with whom we have material relationships to perform their obligations to us; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. The foregoing important factors are not exhaustive.

The forward-looking statements and information relating to the proposed transaction between Suncor and Petro-Canada are based on certain key expectations and assumptions made by us, including expectations and assumptions concerning: the accuracy of reserve and resource estimates; customer demand for the merged company's products; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory, security holder and third party approvals in respect of the proposed merger. In addition, forward-looking statements and information concerning the anticipated completion of the proposed transaction and the anticipated timing for completion of the transaction are provided in reliance on certain assumptions that we believe are reasonable at this time, including assumptions as to the time required to prepare and mail the shareholder meeting materials; the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information concerning these times. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because we can give no assurance that they will prove to be correct.

Since forward-looking statements and information relating to the proposed transaction address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. There are risks also inherent in the nature of the proposed transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and failure to obtain any required regulatory and other third party approvals (or to do so in a timely manner). The foregoing important factors are not exhaustive.

Many of these risk factors are discussed in further detail throughout this Management's Discussion and Analysis and in the company's Annual Information Form/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov. Readers are also referred to the risk factors described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 First Quarter    019

QuickLinks

  Exhibit 99.2
Interim Management's Discussion and Analysis for the first fiscal quarter ended March 31, 2009